Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-709-4176

ELAN REPORTS THIRD QUARTER 2011 FINANCIAL RESULTS

•	Total revenues up 17% on Q3 2010; Tysabri in-market sales up 28%; Expenses down 10%

•	Balance sheet further strengthened by retirement of over 50% of total debt

•	New data at ECTRIMS advances personalized benefit/risk information for MS patients

Dublin, Ireland, October 27, 2011 - Elan Corporation, plc today reported its third quarter and first nine months 2011 financial results.

“We are pleased with the financial and commercial progress we have made this quarter. The closing of the EDT deal in particular is transformational for our business, specifically in our ability to address debt and focus appropriate and measured investment in our neuroscience efforts,” said Kelly Martin, chief executive officer of Elan. “Over the course of the quarter we demonstrated both positive momentum and continued tangible results for the Company and ultimately patients and shareholders.”

Mr. Martin added, “Importantly, Tysabri demand continues to grow quarter over quarter and year over year. The rapid adoption of the anti-JCV antibody assay, which helps to stratify risk for individual patients, will support the significant growth potential of Tysabri. Data presented at ECTRIMS also indicated that patients benefitted more with earlier use of Tysabri.”

Commenting on the results, Nigel Clerkin, chief financial officer of Elan, said, “Total revenues grew by 17% over the third quarter of 2010, driven by a 28% increase in Tysabri in-market sales, while operating expenses declined by 10%. As a consequence, Adjusted EBITDA increased by 58% to $60.3 million. The net income for the quarter of $674.1 million reflects the gain of $657.1 million on the sale of EDT. Following the completion of the EDT transaction in September, we retired $658.7 million of our bonds in October, reducing our total debt and our annual interest expense by just over 50%. Based on the strong performance of Tysabri year-to-date, we are re-affirming our full year guidance and now expect revenues from our BioNeurology business to exceed $1 billion this year.”

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended September 30			Nine Months Ended September 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
		Revenue (see page 9)
278.3	323.0	Product revenue	848.6	965.1
3.1	5.5	Contract revenue	12.2	9.9
281.4	328.5	Total revenue	860.8	975.0
139.2	166.5	Cost of goods sold	426.3	492.3
142.2	162.0	Gross margin	434.5	482.7

		Operating Expenses (see page 14)
64.2	56.5	Selling, general and administrative	192.0	173.5
63.8	59.2	Research and development	194.1	180.6
—	(657.1)	Net gain on divestment of business	—	(657.1)
14.3	(6.3)	Other net charges/(gains) (see page 17)	225.7	(64.2)
142.3	(547.7)	Total operating expenses	611.8	(367.2)
(0.1)	709.7	Operating income/(loss)	(177.3)	849.9

		Net Interest and Investment Gains and Losses
34.6	28.4	Net interest expense	89.2	89.2
4.2	12.3	Net loss on equity method investments (see page 17)	13.8	63.9
3.0	—	Net charge on debt retirement	3.0	—
(0.1)	(0.2)	Net investment gains	(14.0)	(2.5)
41.7	40.5	Net interest and investment gains	92.0	150.6

(41.8)	669.2	Net income/(loss) before tax	(269.3)	699.3
6.0	(4.9)	Provision for/(benefit from) income taxes	3.2	4.1
(47.8)	674.1	Net income/(loss)	(272.5)	695.2

(0.08)	1.15	Basic net income/(loss) per ordinary share	(0.47)	1.18
585.1	588.2	Basic weighted average number of ordinary shares outstanding (in millions)	584.8	587.1

(0.08)	1.13	Diluted net income/(loss) per ordinary share	(0.47)	1.17
585.1	595.0	Diluted weighted average number of ordinary shares outstanding (in millions)	584.8	592.7

Unaudited Non-GAAP Financial Information – Adjusted EBITDA

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m

(47.8)	674.1	Net income/(loss)	(272.5)	695.2
34.6	28.4	Net interest expense	89.2	89.2
6.0	(4.9)	Provision for/(benefit from) income taxes	3.2	4.1
16.2	6.9	Depreciation and amortization	47.7	29.2
0.1	0.1	Amortized fees	(0.3)	(0.4)
9.1	704.6	EBITDA	(132.7)	817.3
7.7	7.0	Share-based compensation	24.8	25.9
—	(657.1)	Net gain on divestment of business	—	(657.1)
14.3	(6.3)	Other net charges/(gains)	225.7	(64.2)
4.2	12.3	Net loss on equity method investments	13.8	63.9
3.0	—	Net charge on debt retirement	3.0	—
(0.1)	(0.2)	Net investment gains	(14.0)	(2.5)
38.2	60.3	Adjusted EBITDA	120.6	183.3

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with Adjusted EBITDA, a non-GAAP measure of operating results. Adjusted EBITDA is defined as net income or loss plus or minus net interest expense, provision for or benefit from income taxes, depreciation and amortization of costs and revenue, share-based compensation, net gain on divestment of business, other net charges or gains, net loss on equity method investments, net charge on debt retirement and net investment gains. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses Adjusted EBITDA to evaluate the operating performance of Elan and its business and this measure is among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Adjusted EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. Adjusted EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of Adjusted EBITDA to net income/(loss) is set out in the table above titled, “Non-GAAP Financial Information Reconciliation Schedule”.

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2010 US$m	September 30 2011 US$m
Assets
Current Assets
Cash and cash equivalents	422.5	1,009.2
Restricted cash and cash equivalents — current	208.2(1))	2.6
Investment securities — current	2.0	0.6
Deferred tax assets — current	41.8	40.3
Other current assets	246.0	214.0
Total current assets	920.5	1,266.7

Non-Current Assets
Intangible assets, net	376.5	312.9
Property, plant and equipment, net	287.5	82.3
Equity method investments	209.0	693.7
Investment securities — non-current	9.4	9.8
Deferred tax assets — non-current	154.3	153.1
Restricted cash and cash equivalents — non-current	14.9	15.0
Other assets	45.4	38.2
Total Assets	2,017.5	2,571.7

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	346.5	357.5
Settlement reserve	206.3	—
Long-term debt	1,270.4	1,271.8
Shareholders’ equity	194.3	942.4
Total Liabilities and Shareholders’ Equity	2,017.5	2,571.7

(1) Current restricted cash and cash equivalents at December 31, 2010 included $203.7 million held in an escrow account in relation to the Zonegran settlement reserve; this settlement was paid in March 2011.

Movement in Shareholders’ Equity

Three Months ended September 30, 2011 US$m		Nine Months ended September 30, 2011 US$m
243.6	Opening shareholders’ equity	194.3
674.1	Net income for the period	695.2
8.3	Share based compensation	27.8
3.0	Unrealized movements on defined benefit pension	10.2
2.7	Issuance of share capital	5.0
11.2	Cumulative translation adjustment reserve	11.2
(0.5)	Other	(1.3)
942.4	Closing shareholders’ equity	942.4

Unaudited Consolidated U.S. GAAP Cash Flow Data

Three Months Ended September 30			Nine Months Ended September 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m

38.2	60.3	Adjusted EBITDA	120.6	183.3
(33.7)	(28.6)	Net interest and tax	(85.9)	(89.0)
(12.8)	0.6	Other net gains/(charges)	(18.1)	(135.2)
—	70.9	Disposal of EDT working capital	—	70.9
19.9	0.1	Working capital decrease/(increase)	41.1	(36.2)
11.6	103.3	Cash flows from/(used in) operating activities	57.7	(6.2)

(11.1)	(10.0)	Net purchases of tangible and intangible assets	(34.9)	(21.1)
(0.2)	(0.1)	Net proceeds from sale/(net purchase) of investments	15.8	2.0
(266.4)	2.0	Cash flows from financing activities	(265.9)	4.4
—	422.1 (1)	Net proceeds from disposal of EDT business	—	422.1 (1)
—	—	Purchase of equity method investment	—	(20.0)
(0.2)	—	Net proceeds from disposal of Prialt business	4.5	—
(193.5)	—	Restricted cash and cash equivalents movement	(190.3)	205.5 (2)
(459.8)	517.3	Net cash movement	(413.1)	586.7
883.2	491.9	Beginning cash balance	836.5	422.5
423.4	1,009.2	Cash and cash equivalents at end of period	423.4	1,009.2

(1) Includes the cash consideration received of $500.0 million less the EDT working capital divested of $70.9 million and the transaction costs paid to date of $7.0 million.

(2) Includes the settlement reserve charge outflow of $206.3 million related to the Zonegran settlement that was paid in March 2011. The restricted cash and cash equivalents movement includes the $203.7 million that was held in escrow in relation to this settlement.

Overview

Operating Results

Quarter 3, 2011

Total revenue for the third quarter of 2011 increased by 17% to $328.5 million, from $281.4 million for the same period in 2010, driven by a $61.2 million increase in revenues from the BioNeurology business offset by a decrease of $14.1 million in revenues from the EDT business. This strong revenue growth, combined with a 10% decrease in combined selling, general and administrative (SG&A) and research and development (R&D) expenses, led to a 58% increase in Adjusted EBITDA to $60.3 million, from $38.2 million in the third quarter of 2010, and to operating income, excluding the net gain on divestment of business and other net charges more than trebling to $46.3 million, from operating income, excluding other net charges of $14.2 million in the third quarter of 2010.

Following the divestment of the Elan Drug Technologies (EDT) business on September 16, 2011, Elan recorded net income of $674.1 million for the third quarter of 2011, compared to a net loss of $47.8 million in the third quarter of 2010. The net income for the third quarter of 2011 includes a $657.1 million net gain on divestment of the EDT business, and also reflects the improved operating performance of the BioNeurology business.

BioNeurology

Revenue from the BioNeurology business grew by 28% in the third quarter of 2011, to $279.4 million, from $218.2 million in the same period of 2010. This growth in recorded sales is consistent with the 28% growth in global in-market net sales of Tysabri® to $392.6 million in the third quarter of 2011, from $307.2 million in the third quarter of 2010. The 28% growth in Tysabri in-market net sales reflects a 16% growth in units sold, along with the impact of price increases in the United States, and favorable foreign currency movements in the rest of the world (ROW).

The BioNeurology business recorded operating income, excluding the net gain on divestment of business and other net gains, of $31.0 million in the third quarter of 2011. This represents a $32.3 million improvement over the $1.3 million operating loss excluding other net charges recorded by the BioNeurology business in the third quarter of 2010. Similarly, BioNeurology’s Adjusted EBITDA improved by $31.7 million to $43.8 million, from $12.1 million in the third quarter of 2010. This improved operating performance reflects the strong growth in Tysabri revenues, as well as a 6% reduction in combined SG&A and R&D expenses.

EDT

Elan’s results for the third quarter of 2011 include the results of the EDT business for the period up to September 16, 2011, the date of divestment of the EDT business.

Revenue from the EDT business was $49.1 million for the period up to September 16, 2011, compared to revenue of $63.2 million in the third quarter of 2010. The decrease in revenue was principally due to the divestment of EDT on September 16, 2011, and the timing of Ampyra® revenues, which Elan recorded based on when the product was shipped to Acorda Therapeutics, Inc. (Acorda). There were no shipments of Ampyra during the third quarter up to September 16, 2011.

EDT gross margin for the third quarter up to September 16, 2011, was $31.6 million, as compared to $37.8 million for the third quarter of 2010. The decrease in gross margin reflects the $14.1 million decrease in revenue, offset by lower depreciation charges arising from the classification of EDT assets as held for sale from the second quarter of 2011.

In the EDT business, the operating income excluding other net charges decreased to $15.3 million in the third quarter up to September 16, 2011, compared to operating income of $15.5 million for the third quarter of 2010 and Adjusted EBITDA decreased to $16.5 million from $26.1 million in the third quarter of 2010, due principally to the $14.1 million decrease in revenues, partially offset by a $6.0 million reduction in combined SG&A and R&D expenses, along with lower depreciation charges as described above.

Nine Months ended September 30, 2011

Total revenue for the nine months ended September 30, 2011, increased by 13% to $975.0 million, from $860.8 million for the same period in 2010, with BioNeurology revenues increasing by 20% and a 9% reduction in revenues in EDT. The increase in revenue from BioNeurology was driven by the growth of Tysabri, which more than offsets the cessation of revenues from a number of legacy products including Azactam®, Maxipime® and Prialt®, which contributed $40.9 million in revenues in the nine months ended September 30, 2010.

Operating income excluding the net gain on divestment of business and other net gains for the nine months ended September 30, 2011 was $128.6 million, compared to operating income, excluding other net charges, of $48.4 million for the nine months ended September 30, 2010.  For the nine months ended September 30, 2011, Adjusted EBITDA increased by 52% to $183.3 million, from $120.6 million for the same period in 2010. This improved operating performance was driven by BioNeurology, reflecting its $131.9 million increase in revenues and a $21.2 million reduction in combined BioNeurology SG&A and R&D expenses.

Operating income for the nine months ended September 30, 2011 was $849.9 million, compared to an operating loss of $177.3 million for the nine months ended September 30, 2010. Net income for the nine months ended September 30, 2011 was $695.2 million compared to a net loss of $272.5 million in the nine months ended September 30, 2010. The operating income and net income for the nine months ended September 30, 2011 include the net gain on divestment of the EDT business of $657.1 million and legal settlement gains of $84.5 million, comprised of $78.0 million in relation to the settlement with Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene Corporation) regarding Abraxane®, and $6.5 million, which was received by Elan as part of an agreement with Alcon Laboratories, Inc. (Alcon) to settle litigation in relation to the application of its NanoCrystal® technology. The operating loss and net loss for the nine months ended September 30, 2010 include the settlement reserve charge of $206.3 million in relation the Zonegran® settlement.

A reconciliation of Adjusted EBITDA to net income/(loss), is presented in the table titled, “Unaudited Non-GAAP Financial Information – Adjusted EBITDA,”  included on page 3. Included at Appendix I and Appendix 2 is a further analysis of the results and Adjusted EBITDA between the BioNeurology and EDT businesses.

EDT Transaction

On September 16, 2011, Alkermes plc and Elan announced the completion of the merger between Alkermes, Inc. and EDT following the approval of the merger by Alkermes, Inc. shareholders on September 8, 2011. The businesses were combined under a newly-formed company, Alkermes plc, which is incorporated in Ireland and headquartered in Dublin.

Under the terms of the business combination agreement, Elan received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc, representing approximately 25% of Alkermes plc. Existing shareholders of Alkermes received one ordinary share of Alkermes plc in exchange for each share of Alkermes Inc. they owned at the time of the merger. Based on the closing share price of Alkermes, Inc. on September 16, 2011 of $16.57, this represented a total transaction value of over $1.0 billion. Elan recorded a net gain on divestment of the EDT business of $657.1 million for the three and nine months ended September 30, 2011.

Elan accounts for its investment in Alkermes plc as an equity method investment (see page 18) and records its share of Alkermes plc’s net income or loss on a one-quarter time lag.

Debt Retirements

As further described on page 19, following the closing of the sale of EDT, the principal amount of Elan’s debt has been reduced by 51% from $1,285.0 million at September 30, 2011, to $626.3 million on a pro forma basis and the weighted average maturity of the debt has been extended by approximately 25%, from 48 months to 60 months.

Total Revenue

For the third quarter of 2011, total revenue increased by 17% to $328.5 million from $281.4 million for the same period of 2010. Revenue from the BioNeurology business increased by $61.2 million while revenue from the EDT business decreased by $14.1 million. For the nine months ended September 30, 2011, total revenue increased by 13% to $975.0 million from $860.8 million for the same period of 2010. For the nine months ended September 30, 2011, revenue from the BioNeurology business increased by $131.9 million while revenue from the EDT business decreased by $17.7 million. Revenue is analyzed below between revenue from the BioNeurology and EDT business units.

Three Months Ended September 30			Nine Months Ended September 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
218.2	279.4	Revenue from the BioNeurology business	665.2	797.1
63.2	49.1	Revenue from the EDT business	195.6	177.9
281.4	328.5	Total revenue	860.8	975.0

Revenue from the BioNeurology business

For the third quarter of 2011, revenue from the BioNeurology business increased by 28% to $279.4 million from $218.2 million for the third quarter of 2010, driven by the growth in Tysabri sales.

Three Months Ended September 30			Nine Months Ended September 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
		Product revenue
150.9	197.1	Tysabri – U.S.	431.0	550.1
65.0	81.9	Tysabri – ROW	191.1	243.4
215.9	279.0	Total Tysabri	622.1	793.5
2.5	0.1	Maxipime	7.9	0.8
(0.6)	0.1	Azactam	26.8	0.5
—	—	Prialt	6.2	—
0.4	0.2	Royalties	1.2	2.3
218.2	279.4	Total product revenue from BioNeurology business	664.2	797.1
—	—	Contract revenue	1.0	—
218.2	279.4	Total revenue from BioNeurology business	665.2	797.1

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
150.9	197.1	United States	431.0	550.1
156.3	195.5	ROW	465.6	580.9
307.2	392.6	Total Tysabri in-market net sales	896.6	1,131.0

For the third quarter of 2011, Tysabri in-market net sales increased by 28% to $392.6 million from $307.2 million for the same period of 2010. The growth principally reflects increased patient demand across global markets and a higher price in the United States, along with favorable foreign currency movements in the ROW. At the end of September 2011, approximately 63,500 patients were on therapy worldwide, including approximately 29,400 commercial patients in the United States and approximately 33,500 commercial patients in the ROW, representing a 3% increase over the approximately 61,500 patients who were on therapy at the end of June 2011, and 15% over the approximately 55,400 patients (revised) who were on the therapy at the end of September 2010.

Tysabri was developed and is being marketed in collaboration with Biogen Idec, Inc. (Biogen Idec). In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales, which are primarily comprised of royalties that Elan incurs and are payable by Elan to third parties and are reimbursed by the collaboration.

Tysabri – U.S.

At the end of September 2011, approximately 29,400 patients were on commercial therapy, which represents an increase of 3% over the approximately 28,500 patients who were on therapy at the end of June 2011 and 8% over the approximately 27,100 patients who were on therapy at the end of September last year.

In the U.S. market, Elan recorded net sales of $197.1 million for the third quarter of 2011, an increase of 31% over net sales of $150.9 million in the same period of 2010, principally reflecting a 15% increase in units sold, along with the impact of price increases. Almost all of these sales are for the multiple sclerosis (MS) indication.

Tysabri – ROW

At the end of September 2011, approximately 33,500 patients, principally in the European Union, were on commercial therapy, an increase of 4% over the approximately 32,300 patients who were on therapy at the end of June 2011, and 21% over the approximately 27,700 patients (revised) who were on therapy at the end of September last year.

ROW in-market sales grew by 25% in the third quarter of 2011 to $195.5 million from $156.3 million for the same period of 2010. This increase principally reflects an 18% increase in units sold along with favorable foreign currency movements.

In the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales. As a result, in the ROW market, Elan recorded net revenue of $81.9 million for the third quarter of 2011, compared to $65.0 million for the third quarter of 2010, an increase of 26%. Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended September 30			Nine Months Ended September 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
156.3	195.5	ROW in-market sales by Biogen Idec	465.6	580.9
(73.6)	(87.9)	ROW operating expenses incurred by the collaboration	(218.0)	(264.3)
82.7	107.6	ROW operating profit incurred by the collaboration	247.6	316.6
41.3	53.8	Elan’s 50% share of Tysabri ROW collaboration operating profit	123.8	158.3
23.7	28.1	Elan’s directly incurred costs	67.3	85.1
65.0	81.9	Net Tysabri ROW revenue	191.1	243.4

Other BioNeurology products

Elan ceased distributing Azactam as of March 31, 2010, and Maxipime as of September 30, 2010. Revenue for Maxipime for the third quarter of 2010 was $2.5 million. The revenue for these products in 2011 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution. Elan divested its Prialt assets and rights in May 2010.

Revenue from the EDT business

The third quarter 2011 results include the results of the EDT business for the third quarter up to September 16, 2011, when the EDT business was divested by Elan.

Revenue from the EDT business for the third quarter up to September 16, 2011, was $49.1 million compared to revenue of $63.2 million for the third quarter of 2010. The decrease in revenue was principally due to the divestment of EDT on September 16, 2011, and the timing of Ampyra revenues, which Elan recorded based on when the product was shipped to Acorda. There were no shipments of Ampyra during the third quarter up to September 16, 2011.

Three Months Ended September 30			Nine Months Ended September 30
2010 US$m	2011(1) US$m		2010 US$m	2011(1) US$m
		Product revenue
		Manufacturing revenue and royalties
14.5	11.5	Tricor®	39.5	35.5
14.1	0.2	Ampyra	34.9	22.6
7.2	7.7	Focalin XR / Ritalin LA	23.8	25.9
4.5	4.9	Verelan	16.4	18.1
0.1	—	Skelaxin	5.3	—
19.7	19.3	Other	64.5	65.9
60.1	43.6	Total manufacturing revenue and royalties	184.4	168.0

		Contract revenue
3.1	5.5	Research revenue and milestones	11.2	9.9

63.2	49.1	Total revenue from the EDT business	195.6	177.9

(1) Includes EDT revenues up to September 16, 2011, the date of divestment of the EDT business.

Manufacturing revenue and royalties comprised revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate EDT’s technologies. Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties for the third quarter of 2011 or 2010. For the third quarter of 2011, of the total of $43.6 million (2010: $60.1 million) in manufacturing revenue and royalties, 45% (2010: 34%) consisted of royalties received on products that were not manufactured by EDT.

The manufacturing and royalty revenue recorded for Ampyra in the nine months ended September 30, 2010 of $34.9 million principally reflected shipments to Acorda of $18.9 million in the first quarter of 2010 to satisfy Acorda’s initial stocking requirements for the launch of the product as well as build-up of safety stock supply. Elan recorded revenue upon shipment of Ampyra to Acorda, as this revenue was not contingent upon ultimate sale of the shipped product by Acorda or its customers. Consequently, revenue varied with shipments and was not based directly on in-market sales.

Operating Expenses

Selling, general and administrative

SG&A expenses decreased by 12% to $56.5 million for the third quarter of 2011 from $64.2 million for the same period of 2010. The decrease principally reflects the divestment of EDT on September 16, 2011, reduced legal costs and lower support costs in the third quarter of 2011 as a result of the realignment and restructuring of the R&D organization within Elan’s BioNeurology business in 2010.

SG&A expense for the three and nine months ended September 30, 2011 and 2010 can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
48.4	44.8	BioNeurology	144.0	132.0
8.5	5.6	EDT	25.3	20.3
3.1	2.3	Depreciation and amortization	9.2	7.6
4.2	3.8	Share-based compensation	13.5	13.6
64.2	56.5	Total	192.0	173.5

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 12.

Research and development

Three Months Ended September 30			Nine Months Ended September 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
47.0	44.6	BioNeurology	141.1	131.2
10.7	9.7	EDT	34.3	30.8
3.0	1.8	Depreciation and amortization	8.8	7.4
3.1	3.1	Share-based compensation	9.9	11.2
63.8	59.2	Total	194.1	180.6

For the third quarter of 2011, R&D expenses decreased to $59.2 million from $63.8 million for the same period of 2010. The decrease is attributable to the divestment of EDT on September 16, 2011 and the realignment and restructuring of the R&D organization within Elan’s BioNeurology business in 2010.

Research and development update

At the 5th Joint Triennial Congress of the European and Americas Committees for Treatment and Research in Multiple Sclerosis (ECTRIMS and ACTRIMS), held in Amsterdam, the Netherlands, on October 19 to 22, there were 28 company-sponsored Tysabri presentations.

Key data indicated patients on Tysabri experienced reduced annualized relapse rates, particularly in those treated with Tysabri early in the course of their disease. Data from a separate study showed Tysabri-treated patients experienced improved incontinence-related quality of life. Additional data sets were presented further supporting Biogen Idec’s and Elan’s efforts to stratify the risk of progressive multifocal leukoencephalopathy (PML) in Tysabri-treated patients.

The U.S. Food and Drug Administration (FDA) has extended the initial Prescription Drug User Fee Act (PDUFA) date for its review of the supplemental Biologics License Application (sBLA) for Tysabri. The sBLA was submitted in December 2010 to update the Prescribing Information for Tysabri to include anti-JC virus antibody status as a factor to help stratify the risk of PML in the Tysabri-treated population. The three month extension is a standard extension period.

The FDA has indicated that the extension of the PDUFA date is needed to allow time for review of the changes being incorporated into the Risk Evaluation and Mitigation Strategies program for Tysabri, to be consistent with the anticipated Prescribing Information.

During the third quarter of 2011, Elan and Biogen Idec initiated patient enrolment in ASCEND, a Phase 3 trial of Tysabri in secondary progressive MS.

The Phase 2 clinical study data of ELND005 in mild to moderate Alzheimer’s disease was published in Neurology on September 27, 2011.

Net gain on divestment of business

The net gain on divestment of the EDT business for the three and nine months ended September 30, 2011, was calculated as follows:

	US$m
Cash consideration (including working capital adjustment of $4.8 million)	504.8
Investment in Alkermes plc	528.6
Total consideration	1,033.4
Property, plant and equipment	(202.0)
Goodwill and other intangible assets	(53.0)
Working capital and other net assets	(85.4)
Transaction and other costs	(35.9	) (1)
Net gain on divestment of business	657.1

(1)Includes transaction costs of $6.9 million incurred prior to the third quarter of 2011.

As described on page 8, on September 16, 2011, Alkermes plc and Elan announced the completion of the merger between Alkermes, Inc. and EDT following the approval of the merger by Alkermes, Inc. shareholders on September 8, 2011. The net gain recorded on divestment of the EDT business amounted to $657.1 million for the three and nine months ended September 30, 2011, principally reflecting the carrying amount of Elan’s investment in Alkermes plc and the $504.8 million in total cash consideration less the carrying amount of the divested net assets of the EDT business along with transaction and other costs. The amounts attributable to the divestment of the EDT business are subject to the final determination of the working capital balances transferred and may result in a net gain of greater or less than the amount recorded for the three and nine months ended September 30, 2011.

Other net charges/(gains)

Other net charges/(gains) for the three and nine months ended September 30, 2011 and 2010 were as follows:

Three Months Ended September 30			Nine Months Ended September 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
1.9	(0.6)	Severance and restructuring charges	5.4	12.2
—	(6.9)	Reclassification of EDT transaction costs	—	—
—	1.2	Asset impairment charges	—	6.3
—	—	Facilities charges	—	2.7
—	—	Legal settlement gains	—	(84.5)
—	—	Settlement reserve charge	206.3	—
12.5	—	Litigation reserve charge	12.5	—
(0.1)	—	Net loss on divestment of Prialt business	1.5	—
—	—	Other	—	(0.9)
14.3	(6.3)	Total	225.7	(64.2)

EDT transaction costs of $6.9 million expensed during the second quarter of 2011 have been reclassified from the other net charges/(gains) line item to the net gain on divestment of business line item during the third quarter of 2011.

The asset impairment charges of $1.2 million recorded in the third quarter of 2011 relate to the closure of EDT’s King of Prussia, Pennsylvania, site.

Equity Method Investments

The losses on equity method investments for the three and nine months ended September 30, 2011 and 2010 can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2010 US$m	2011 US$m		2010 US$m	2011 US$m
—	—	Alkermes plc	—	—
4.2	11.2	Janssen AI	13.8	62.4
—	1.1	Proteostasis	—	1.5
4.2	12.3	Total	13.8	63.9

Alkermes plc

As described on page 8, following the completion of the merger between Alkermes, Inc. and EDT on September 16, 2011, Elan holds approximately 25% of the equity of Alkermes plc and accounts for this investment as an equity method investment. Elan records its share of Alkermes plc’s net income or loss on a one-quarter time lag and, accordingly, no income or loss relating to Alkermes plc is recorded in the third quarter of 2011.

Janssen AI

As part of Elan’s 2009 transaction with Johnson & Johnson, Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of Elan’s assets and rights related to its Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)). Under the terms of this transaction, Johnson & Johnson provided an initial $500 million funding to Janssen AI and Elan has a 49.9% shareholding in Janssen AI.

During the third quarter of 2011, $47.5 million (2010: $42.8 million) of the $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was spent. As of September 30, 2011, the remaining balance of the $500.0 million funding commitment was $126.4 million. Based on current spend levels, Elan expects to provide funding to Janssen AI commencing in the first half of 2012.

As a consequence of the expenditures incurred by Janssen AI during the third quarter, Elan recorded a non-cash expense of $11.2 million (2010: $4.2 million), reflecting the amortization of the contingent funding commitment asset recorded by Elan on initial recognition of its investment in Janssen AI. The remaining unamortized carrying amount of this asset is $29.8 million at September 30, 2011.

Proteostasis

Elan entered into a strategic business relationship with Proteostasis Therapeutics, Inc. (Proteostasis) on May 20, 2011. Elan’s $20.0 million equity interest in Proteostasis has been recorded as an equity method investment on the balance sheet. The net loss recorded on the equity method investment in the third quarter of 2011 was $1.1 million.

Debt Retirements

Under the terms of Elan’s debt covenants, Elan was required to apply some of the proceeds received from the EDT transaction with Alkermes, Inc. to make a pro-rata offer to repurchase a portion of its debt at par. Accordingly, on September 16, 2011, Elan announced that it had commenced an offer (the Asset Sale Offer) to purchase up to $721.2 million in aggregate principal amount of their senior notes consisting of (i) 8.875% Senior Fixed Rate Notes due 2013 (the 2013 Fixed Rate Notes), (ii) Senior Floating Rate Notes Due 2013 (the 2013 Floating Rate Notes and, together with the 2013 Fixed Rate Notes, the 2013 Notes), and (iii) 8.75% Senior Notes due 2016 (the 2016 Senior Notes and, collectively with the 2013 Notes, the Notes), in accordance with the terms of the indentures governing the Notes, at a purchase price of 100% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of payment. The Asset Sale Offer expired on October 14, 2011 and holders of $4.0 million in aggregate principal amount of the 2013 Fixed Rate Notes, $7.3 million in aggregate principal amount of the 2013 Floating Rate Notes and $0.5 million in aggregate principal amount of the 2016 Senior Notes tendered their notes.

On September 16, 2011, Elan also announced a cash tender offer (the Tender Offer) for the outstanding $449.5 million in aggregate principal amount of the 2013 Fixed Rate Notes. The total consideration for the Tender Offer was $1,032.39 per $1,000 principal amount of 2013 Fixed Rate Notes, plus accrued and unpaid interest to the date of payment. The Tender Offer expired on October 14, 2011 and holders of $443.7 million in aggregate principal amount of the 2013 Fixed Rate Notes tendered their notes.

On September 16, 2011, Elan also announced the election to redeem all of the 2013 Floating Rate Notes, not purchased in the Asset Sale Offer (the Redemption). $3.2 million in aggregate principal amount of the 2013 Floating Rate Notes were redeemed at a redemption price of 100% of the aggregate principal amount thereof, plus accrued but unpaid interest thereon to the date of payment.

During October 2011, Elan repurchased (the Repurchase) $200.0 million in aggregate principal amount of the 2016 Senior Notes in a private transaction.

Following the completion of the Asset Sale Offer, the Tender Offer, the Redemption and the Repurchase, the principal amount of Elan’s debt has been reduced from $1,285.0 million at September 30, 2011 to $626.3 million on a pro forma basis, while its cash and cash equivalents has been reduced from $1,009.2 million to $292.7 million on a pro forma basis. As a consequence of these transactions, Elan will record a net charge on debt retirement of approximately $47 million in the fourth quarter of 2011 (including a non-cash write-off of approximately $10 million related to unamortized deferred financing costs).

The following table sets out the principal amount of Elan’s debt at September 30, 2011 and pro forma for the retirement of the Notes following the completion of the Asset Sale Offer, the Tender Offer, the Redemption and the Repurchase:

	September 30, 2011 US$m	Pro Forma September 30, 2011 US$m
2013 Fixed Rate Notes	449.5	1.8
2013 Floating Rate Notes	10.5	—
2016 Fixed Rate Notes	825.0	624.5
Total debt	1,285.0	626.3

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of additional products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our research and development activities, and research and development activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; our dependence on Johnson & Johnson and Pfizer for the success of AIP; when andat what value we will be able to sell our approximate 25% interest in Alkermes plc; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere;difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential generic or biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended September 30, 2010				Three Months Ended September 30, 2011
Bio- Neurology	EDT	Total		Bio- Neurology	EDT(1)	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
218.2	60.1	278.3	Product revenue	279.4	43.6	323.0
—	3.1	3.1	Contract revenue	—	5.5	5.5
218.2	63.2	281.4	Total revenue	279.4	49.1	328.5
113.8	25.4	139.2	Cost of goods sold	149.0	17.5	166.5
104.4	37.8	142.2	Gross margin	130.4	31.6	162.0

			Operating Expenses
54.3	9.9	64.2	Selling, general and administrative(2)	50.1	6.4	56.5
51.4	12.4	63.8	Research and development	49.3	9.9	59.2
—	—	—	Net gain on divestment of business	(657.1)	—	(657.1)
14.3	—	14.3	Other net charges/(gains)	(7.6)	1.3	(6.3)
120.0	22.3	142.3	Total operating expenses	(565.3)	17.6	(547.7)
(15.6)	15.5	(0.1)	Operating income/(loss)	695.7	14.0	709.7

7.6	8.6	16.2	Depreciation and amortization	6.9	—	6.9
—	0.1	0.1	Amortized fees	(0.1)	0.2	0.1
5.8	1.9	7.7	Share-based compensation	6.0	1.0	7.0
—	—	—	Net gain on divestment of business	(657.1)	—	(657.1)
14.3	—	14.3	Other net charges/(gains)	(7.6)	1.3	(6.3)
12.1	26.1	38.2	Adjusted EBITDA	43.8	16.5	60.3

(1) The third quarter 2011 results include the results of the EDT business for the third quarter up to September 16, 2011, the date of divestment of the EDT business.

      (2) General and corporate costs have been allocated between the two segments for the period prior to the divestment of EDT.

Appendix II

Nine Months Ended September 30, 2010				Nine Months Ended September 30, 2011
Bio- Neurology	EDT	Total		Bio- Neurology	EDT(1)	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
664.2	184.4	848.6	Product revenue	797.1	168.0	965.1
1.0	11.2	12.2	Contract revenue	—	9.9	9.9
665.2	195.6	860.8	Total revenue	797.1	177.9	975.0
341.1	85.2	426.3	Cost of goods sold	425.3	67.0	492.3
324.1	110.4	434.5	Gross margin	371.8	110.9	482.7

			Operating Expenses
162.6	29.4	192.0	Selling, general and administrative(2)	149.7	23.8	173.5
154.6	39.5	194.1	Research and development	146.3	34.3	180.6
—	—	—	Net gain on divestment of business	(657.1)	—	(657.1)
225.3	0.4	225.7	Other net charges/(gains)	3.9	(68.1)	(64.2)
542.5	69.3	611.8	Total operating expenses	(357.2)	(10.0)	(367.2)
(218.4)	41.1	(177.3)	Operating income/(loss)	729.0	120.9	849.9

22.6	25.1	47.7	Depreciation and amortization	21.4	7.8	29.2
(0.2)	(0.1)	(0.3)	Amortized fees	(0.4)	—	(0.4)
18.7	6.1	24.8	Share-based compensation	20.2	5.7	25.9
—	—	—	Net gain on divestment of business	(657.1)	—	(657.1)
225.3	0.4	225.7	Other net charges/(gains)	3.9	(68.1)	(64.2)
48.0	72.6	120.6	Adjusted EBITDA	117.0	66.3	183.3

(1) The nine months 2011 results include the results of the EDT business for the period to September 16, 2011, the date of divestment of the EDT business.

      (2) General and corporate costs have been allocated between the two segments for the period prior to the divestment of EDT.